November 29, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Division of Corporation Finance

Re:	Pacific CMA, Inc. Registration Statement of Form S-3 Registration No. 333-134620 Request for Acceleration of Effectiveness

Gentlemen and Ladies:

Pacific CMA, Inc. (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the United States Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s registration statement on Form S-3 (registration No. 333-134620) to December 1, 2006 at 10:00 a.m., Eastern Time, or as soon as practicable thereafter. The Company also would appreciate telephone notice of such effectiveness to Robert Perez at (212) 269-1400.

In connection with the Company’s request for acceleration of effectiveness of the above noted registration statement, the Company acknowledges the following:

(a)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(b)
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COMPANY NAME CORPORATION

By:	/s/ John Mazarella
John Mazarella,
Chief Financial Officer